UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2019

Or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from __________ to __________

Commission file number: 001-08246 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwestern Energy Company 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southwestern Energy Company
10000 Energy Drive
Spring, Texas 77389

Financial Statements, Supplemental Schedule
and Report of Independent Registered Public
Accounting Firm
Southwestern Energy Company
401(k) Savings Plan
December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee and Plan Participants
Southwestern Energy Company 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Southwestern Energy Company 401(k) Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years ended December 31, 2019 and 2018, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As a part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2018.

Houston, Texas
June 22, 2020

Southwestern Energy Company
401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
໿

	2019	2018
ASSETS:
Cash on hand	$1,577	$2,674

Investments at fair value:
Mutual funds	132,105,229	119,903,911
Collective trusts	7,409,198	8,948,802
Common stocks	2,234,680	2,909,409
Total investments	141,749,107	131,762,122

Receivables:
Notes receivable from participants	2,144,865	3,077,689

Net assets available for benefits	$143,895,549	$134,842,485

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company
401(k) Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years ended December 31,
໿

	2019	2018
ADDITIONS:
Contributions:
Participant	$8,096,460	$11,105,665
Employer	3,754,336	5,450,905
Rollover	1,347,073	583,366
Total contributions	13,197,869	17,139,936

Investment income (loss):
Interest and dividend income	4,790,078	9,340,881
Net appreciation (depreciation) in fair value of investments	22,342,311	(20,895,264)
Net investment income (loss)	27,132,389	(11,554,383)

Interest income on notes receivable from participants	112,058	185,108
Other	1,223	90,634
Total additions	40,443,539	5,861,295

DEDUCTIONS:
Benefits paid to participants	31,287,761	32,767,745
Administrative expenses	102,714	61,692
Total deductions	31,390,475	32,829,437

Net increase (decrease) in net assets available for benefits	9,053,064	(26,968,142)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	134,842,485	161,810,627
End of year	$143,895,549	$134,842,485

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company
401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

NOTE A – DESCRIPTION OF PLAN

The following description of the Southwestern Energy Company 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  The Plan agreement, as amended and restated effective January 1, 2016, and all subsequent amendments have been considered in the following description; the amendments made to the restated Plan agreement have no significant effect on net assets.

1. General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the “IRC”).  The Plan covers all employees of Southwestern Energy Company (the “Company” or “Employer”) and its subsidiaries except for:

a. Employees whose terms of employment are covered by a collective bargaining agreement that does not provide for participation in the Plan, provided that retirement benefits have been the subject of good faith bargaining,

b. Employees who are under the age of twenty-one (21),

c. Seasonal employees who have less than one thousand (1,000) hours of service for the applicable computation period,

d. Employees or other persons who perform services pursuant to written agreement with the Employer or with a third party, unless such agreement provides for participation in the Plan,

e. Leased employees, and

f. Non-resident aliens with no United States source income.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2. Contributions

Participants may contribute from 1% to 75% of eligible compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Salary deferrals consist of pretax and/or Roth 401(k) contributions.  Participants may also rollover amounts from other qualified defined benefit or defined contribution plans.  The Company matches 100% of the first 3% of eligible compensation and 50% of the next 3% of eligible compensation that a participant contributes to the Plan.  All contributions to the Plan are invested under the direction of the participant in 17 investment options including Company stock.  Investments in the stock of Entergy Corporation originated from a previous plan merger and are no longer an active investment option.  Contributions are subject to certain limitations.

3. Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

4. Vesting

Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

5. Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of a participant’s vested account balance.  Participants may have up to two loans outstanding.  The loans are secured by the balance in the participant’s account and bear fixed interest at one percentage point above the prime lending rate at the inception of the loan.  Principal and interest is paid through payroll deductions.  Amounts repaid are reinvested in investment options based on the participant’s current investment elections.  At December 31, 2019, interest rates ranged from 4.25% to 6.50%.

6. Payment of Benefits

On termination of service due to death, disability, or retirement, a participant or a participant’s estate may receive the full value of his or her account in a lump-sum or over an installment period of not more than 10 years.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

7. Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans.  Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred.  Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans.  Such transfers are recorded in rollover contributions at fair value.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting

The Plan’s financial statements are presented using the accrual basis of accounting.

2. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

3. Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

4. Administrative Expenses

Loan origination fees paid by the Plan participants to the Plan’s record-keeper are reflected as administrative expenses.   During 2019 and 2018, the Company paid $146,549 and $185,890, respectively, of expenses on behalf of the Plan.  Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as part of the purchase cost or a reduction of sales proceeds.

5. Payments of Benefits

Benefits are recorded when paid.  Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan, totaled $35,672 and $215,762 as of December 31, 2019 and 2018, respectively.

6. Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit losses has been recorded as of December 31, 2019 and 2018.

7. Trustee Liability

Due to timing differences, Bank of America Merrill Lynch, the trustee of the Plan, may make investments as directed by participants of the Plan before funding is received.  These amounts are shown as trustee payable, a liability on the statement of net assets available for benefits.

8. New Accounting Pronouncement/Accounting Changes

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurements. The ASU modifies the disclosure requirements on fair value measurements in Accounting Standards Codification Topic 820. The ASU is effective for all reporting periods beginning after December 15, 2019, with early adoption permitted. An entity may elect to early adopt any removed or modified disclosures upon issuance of this Update and delay the adoption of the additional disclosures until the effective date. The Company is evaluating the impact of the adoption of this ASU on the Plan financial statements.

NOTE C – FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits.  The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three-tier fair value hierarchy is described as follows:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets and liabilities.

Level 2: Inputs, other than the quoted prices in active markets included within Level 1 that are observable for the asset or liability either directly or indirectly.
Level 3: Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities being measured and their placement or changes in their placement within the fair value hierarchy.  Transfers between levels are recognized on the actual date of the event resulting in the transfer.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2019 and 2018.

The Company’s fair value classification is based on its interest in the fund itself and does not include a “look through” to the underlying assets and liabilities.

Mutual funds:  Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission and are actively traded.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are classified as Level 1.

Common stocks:  Valued at the closing price reported on the New York Stock Exchange on which the individual securities are actively traded.  All of the common stocks are registered with the Securities and Exchange Commission and are publicly traded.  Therefore, all common stocks are classified as Level 1.

Collective trust:  Valued using the NAV provided by the administrator of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares owned.  The NAV is a quoted price in a market that is not active.  These funds transact at their NAV.  There are no restrictions in place with respect to the daily redemption of the collective trust funds.  There are no unfunded commitments at December 31, 2019.  In accordance with Subtopic 820-10, investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.
The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
During the Plan years ended December 31, 2019 and 2018, there were no transfers in or out of Levels 1 and 2.

The following are assets measured at fair value on a recurring basis at December 31, 2019 and 2018:
໿
໿

	2019
	Total	Level 1	Level 2	Level 3
Mutual funds	$132,105,229	$132,105,229	$—	$—
Common stocks	2,234,680	2,234,680	—	—
Total investments in the fair value hierarchy	134,339,909	134,339,909	—	—
Investments valued at NAV (1)	7,409,198	—	—	—
Total investments at fair value	$141,749,107	$134,339,909	$—	$—

	2018
	Total	Level 1	Level 2	Level 3
Mutual funds	$119,903,911	$119,903,911	$—	$—
Common stocks	2,909,409	2,909,409	—	—
Total investments in the fair value hierarchy	122,813,320	122,813,320	—	—
Investments valued at NAV (1)	8,948,802	—	—	—
Total investments at fair value	$131,762,122	$122,813,320	$—	$—
(1) The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE D – TAX STATUS

The Plan obtained its latest determination letter on August 24, 2017, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”).  The Plan administrator believes that the amendments (and other changes) to the Plan agreement since the application for the determination letter have not changed this determination.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE F – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, common stocks and collective trusts.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE G – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of Southwestern Energy Company common stock.  These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions.  At December 31, 2019 and 2018, the Plan held 839,994 and 811,097 shares of common stock of the Company, respectively, with fair value of $2,032,785 and $2,765,842, respectively, and a cost basis of $7,706,298 and $9,470,127, respectively.  There were no fees paid by the Plan for the investment management services for the years ended December 31, 2019 and 2018.  Bank of America Merrill Lynch is the 2019 trustee and record-keeper as defined by the Plan, and is also a bank in Southwestern Energy Company’s revolving credit facility and a provider of banking and benefit-related services for Southwestern Energy.  The Plan participants paid loan origination fees to Bank of America Merrill Lynch amounting to $8,250 and $14,175 during 2019 and 2018, respectively.

NOTE H – PARTIAL PLAN TERMINATION

On June 27, 2018, the Company notified affected employees of a workforce reduction plan, which resulted primarily from a previously announced study of structural, process and organizational changes to enhance shareholder value and continues with respect to other aspects of the Company’s business activities. Affected employees were offered a severance package, which included a one-time cash payment depending on length of service and, if applicable, also included the current value of a portion of equity awards that were forfeited due to the workforce reduction.

Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated due to actions taken by the Plan Sponsor. The workforce reduction did not constitute a partial plan termination, which occurs if 20% or more of plan participants are terminated. Partial plan termination results in affected participants becoming fully vested in the accrued benefits at the termination date. Participants of the Plan are fully vested on their first day of employment, therefore, the partial plan termination has no effect on the Plan or its participants. The remaining participants' vesting continues to be determined according to the provisions.

NOTE I – SUBSEQUENT EVENTS

On February 7, 2020, the Company notified affected employees of a workforce reduction plan, which resulted primarily from a previously announced study of structural, process and organizational changes to enhance shareholder value and continues with respect to other aspects of the Company’s business activities. Affected employees were offered a severance package, which included a one-time cash payment depending on length of service and, if applicable, also included the current value of a portion of equity awards that were forfeited due to the workforce reduction.

On March 11, 2020, the World Health Organization declared Coronavirus (COVID-19) a pandemic. The extent of the operational and financial impact the COVID-19 pandemic may have on the Plan Sponsor has yet to be determined and is dependent on its duration and spread, any related operational restrictions and the overall economy. The Plan Sponsor is unable to accurately predict how COVID-19 will affect the results of its operations or the Plan because the virus's severity and the duration of the pandemic are uncertain. Potential impacts include, but are not limited to, additional costs for responding to COVID-19, potential shortages of personnel, delays, loss of, or reduction to revenue and overall market decline.  Management believes the Plan Sponsor is taking appropriate actions to respond to the pandemic; however, the full impact is unknown and cannot be reasonably estimated at the date the financial statements were available for issuance.

Effective April 21, 2020, the Plan adopted the distribution provision of the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) that was signed into law on March 27, 2020. A CARES Act distribution allows the Plan's participants to take a COVID-19 related distribution up to $100,000 from the

Plan beginning on or after January 1, 2020 and before December 31, 2020. In addition, effective April 21, 2020, the Plan adopted the temporary loan repayment deferral provision of the CARES Act. The deferral provision adopted by the Plan allows qualified Plan participants who have Plan loan repayments to defer such repayments until December 31, 2020.

On May 22, 2020, Randall Barron, formerly the Company’s Vice President of Treasury and Chairman of the Benefits Administration Committee, left the Company. On May 19, 2020, Michael Hancock, Vice President of Finance and Treasurer, was approved by the Compensation Committee of the Company's Board of Directors to serve as the Chairman of the Benefits Administration Committee.

SUPPLEMENTAL SCHEDULE

Southwestern Energy Company
401(k) Savings Plan
Form 5500 - Schedule H, Line 4i - Schedule of assets (held at end of year)
December 31, 2019

(a)	(b)	(c)	(e)
Party-in-Interest Identification	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	T. Rowe Price Retirement 2040 Advantage	Mutual Fund	18,246,268
	T. Rowe Price Retirement 2030 Advantage	Mutual Fund	12,951,273
	Amer Europacific Growth - R6	Mutual Fund	8,702,594
	T. Rowe Price Retirement 2020 Advantage	Mutual Fund	8,102,257
	LSV Value Equity Fund	Mutual Fund	8,221,738
	Columbia Trust Stable Government I-5	Collective Trust	7,409,198
	Wells Fargo Advantage Core Bond Fund	Mutual Fund	6,627,961
	T. Rowe Price Retirement 2050 Advantage	Mutual Fund	10,953,986
	Goldman Sachs Small Cap Eq R6	Mutual Fund	9,537,135
*	Southwestern Energy Company - Company Stock	839,994 Common Shares	2,032,785
	American Growth Fund	Mutual Fund	15,243,991
*	Participant loans	Participant loans with interest rates from 4.25% to 6.50% and maturity dates through 2037	2,144,865
	T. Rowe Retirement 2010 Advantage	Mutual Fund	1,727,971
	T. Rowe Price Retirement Income Advantage	Mutual Fund	1,412,649
	IShares MSCI EAFE International	Mutual Fund	2,686,100
	T. Rowe Price Retirement 2060 Advantage	Mutual Fund	989,529
	IShares U.S. Aggregate BND K	Mutual Fund	1,546,993
	IShares S&P 500 INDEX FD CLK	Mutual Fund	25,154,784
	Entergy Corporation - Common Stock	1,685 Common Shares	201,895
			$143,893,972
* Party-in-Interest

Note:  Column (d) cost information has been omitted as all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY
401(k) SAVINGS PLAN
Name of Plan

Dated:	June 22, 2020	/s/ JULIAN M. BOTT
Julian M. Bott Executive Vice President and Chief Financial Officer